Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 4-I dated November 14, 2011	Term Sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated September 28, 2012; Rule 433

Structured Investments	$ Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc. due April 2, 2014

General

•	The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Reference Stock, up to the Maximum Return of at least 50.00% at maturity, and who anticipate that the closing price of the Reference Stock will not be less than the Initial Stock Price by more than 34.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of the Reference Stock is less than the Initial Stock Price by more than 34.00% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. If the closing price of the Reference Stock is not less than the Initial Stock Price by more than 34.00% on any day during the Monitoring Periods, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of at least 0.00% and (b) the Stock Return at maturity, subject to the Maximum Return of at least 50.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 2, 2014†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about September 28, 2012 and are expected to settle on or about October 3, 2012.

Key Terms

Reference Stock:	The common stock, no par value, of Apple Inc. (NASDAQ Stock Market symbol “AAPL”). We refer to Apple Inc. as “Apple.”
Knock-Out Event:	A Knock-Out Event occurs if on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	34.00%
Payment at Maturity:	If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Stock Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your initial investment at maturity if the Final Stock Price is less than the Initial Stock Price.
If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Reference Stock, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Stock Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?” in this term sheet.
Maximum Return:	At least 50.00%. The actual Maximum Return and the actual maximum payment at maturity will be determined on the pricing date and will not be less than 50.00% and $1,500 per $1,000 principal amount note, respectively.
Contingent Minimum Return:	At least 0.00%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 0.00%.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date.
Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information.
Observation Date†:	March 28, 2014
Maturity Date†:	April 2, 2014
CUSIP:	48126DBN8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I

Investing in the Capped Daily Observation Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-48 of the accompanying product supplement no. 4-I.
(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 28, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Stock Price of $650.00, a Contingent Minimum Return of 0.00% and a Maximum Return of 50.00% and reflects the Knock-Out Buffer Amount of 34.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Final Stock Price	Stock Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
1170.00	80.00%	50.00%	50.00%
1072.50	65.00%	50.00%	50.00%
1040.00	60.00%	50.00%	50.00%
975.00	50.00%	50.00%	50.00%
910.00	40.00%	40.00%	40.00%
845.00	30.00%	30.00%	30.00%
780.00	20.00%	20.00%	20.00%
715.00	10.00%	10.00%	10.00%
682.50	5.00%	5.00%	5.00%
666.25	2.50%	2.50%	2.50%
656.50	1.00%	1.00%	1.00%
650.00	0.00%	0.00%	0.00%
643.50	-1.00%	0.00%	-1.00%
617.50	-5.00%	0.00%	-5.00%
585.00	-10.00%	0.00%	-10.00%
520.00	-20.00%	0.00%	-20.00%
429.00	-34.00%	0.00%	-34.00%
428.94	-34.01%	N/A	-34.01%
390.00	-40.00%	N/A	-40.00%
325.00	-50.00%	N/A	-50.00%
260.00	-60.00%	N/A	-60.00%
195.00	-70.00%	N/A	-70.00%
130.00	-80.00%	N/A	-80.00%
65.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1) The Final Stock Price is greater than or equal to $429.00 (66.00% of the hypothetical Initial Stock Price) on each day during the Monitoring Period.

(2) The Final Stock Price is less than $429.00 (66.00% of the hypothetical Initial Stock Price) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $650.00 to a Final Stock Price of $643.50 — a Knock-Out Event has not occurred. Because the Stock Return of -1.00% is less than the hypothetical Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $650.00 to a Final Stock Price of $617.50— a Knock-Out Event has not occurred. Because the Stock Return of -5% is less than the hypothetical Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 3: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $650.00 to a Final Stock Price of $715— a Knock-Out Event has not occurred. Because the Stock Return of 10% is greater than the hypothetical Contingent Minimum Return of 0.00% but less than the hypothetical Maximum Return of 50.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

Example 4: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $650.00 to a Final Stock Price of $585 — a Knock-Out Event has occurred. Because the Final Stock Price of $585 is less than the Initial Stock Price of $650.00 and a Knock-Out Event has occurred and because the Stock Return is -10%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

JPMorgan Structured Investments —	TS-2
Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc.

Example 5: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $650.00 to a Final Stock Price of $1,040— a Knock-Out Event has not occurred. Because the Stock Return of 60% is greater than the hypothetical Maximum Return of 50.00%, the investor receives a payment at maturity of $1,500 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — If a Knock-Out Event has occurred, the notes provide the opportunity to participate in the appreciation of the Reference Stock, up to the Maximum Return of at least 50.00% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 0.00%, for a minimum payment at maturity of at least $1,000 for every $1,000 principal amount note, subject to the Maximum Return of at least 50.00%. The maximum payment at maturity will be at least $1,500 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 0.00% and 50.00%, respectively. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Oracle. For additional information see “The Reference Stock” in this term sheet.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments —	TS-3
Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If the closing price of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 34.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 34.00% will terminate. If a Knock-Out Event has occurred, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your initial investment at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Stock, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 50.00%.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that these hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Apple, including extending loans to, or making equity investments in, Apple or providing advisory services to Apple. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Apple, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ANY DAY DURING THE MONITORING PERIOD— If the closing price of the Reference Stock on any day during the Monitoring Period is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 34.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Stock Price is less than the Initial Stock Price, you will lose 1% of the principal amount of your initial investment for every 1% that the Final Stock Price is less than the Initial Stock Price. You will be subject to this potential loss of principal even if the Reference Stock subsequently increases such that the closing price of the Reference Stock is less than the Initial Stock Price by not more than the Knock-Out Buffer Amount of 34.00%, or is equal to or greater than the Initial Stock Price. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Digital Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF AT LEAST 0.00%* MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the closing price of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 34.00% on any day during the Monitoring Period, you will not be entitled to receive the Contingent Minimum Return of at least 0.00%* on the notes. Under these circumstances, you may lose some or all of your initial investment at maturity and will be fully exposed to any depreciation in the Reference Stock.

* The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 0.00%.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
JPMorgan Structured Investments —	TS-4
Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this term sheet. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE — The likelihood that the closing price of the Reference Stock will be less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 34.00% on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Reference Stock — the frequency and magnitude of changes in the closing price of the Reference Stock.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility in the closing price of the Reference Stock;
•	the time to maturity of the notes;
•	whether a Knock-Out Event has occurred or is expected to occur;
•	the dividend rate on the Reference Stock;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
JPMorgan Structured Investments —	TS-5
Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Apple is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Apple designs, manufactures and markets mobile communication and media devices, personal computers and portable digital music players and sells a variety of related software, services, peripherals, networking solutions and third-party digital content and applications. The common stock of Apple, no par value (Bloomberg ticker: AAPL), is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Apple in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Apple pursuant to the Exchange Act can be located by reference to SEC file number 000-10030, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Apple based on the weekly closing prices of one share of the common stock of Apple from January 5, 2007 through September 21, 2012. The closing price of one share of the common stock of Apple on September 27, 2012 was $681.41. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the pricing date, the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $12.50 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-6
Capped Daily Observation Knock-Out Notes Linked to the Common Stock of Apple Inc.